Part I: Activities of the Broker-Dealer Operator and its Affiliates

Item 6:   <u>Activities of Service Providers</u>

       a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

<mark>Yes</mark>☐   No☐

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

VAL does not have any personnel whose sole responsibility is for POSIT. The Firm considers information relating to Subscriber's live orders, trading interests and recent executions in POSIT that the Firm reasonably believes may suggest a Subscriber continues at that moment in time to have the same or additional live orders and trading interests in POSIT, to be ATS confidential information ("Confidential Information"). As is more fully discussed in Part III, Item 7(a), VAL does not consider all post trade data to be Confidential Information, particularly when the information is anonymized, aggregated or both.

Below is a summary of the shared personnel that provide services to both POSIT, VAL, and its Affiliates and have access to Confidential Information.

- Compliance and Legal: Compliance and Legal personnel support all of the Firm's business units and those of the Firm's Affiliates and perform a variety of compliance and legal activities related to their roles. They have access to Subscriber historical order and execution information and as necessary they can be provided with access to intra-day information.

- Finance and Management Reporting Group: Finance and management reporting personnel support all of the Firm's business units and those of the Firm's Affiliates. These personnel are involved in accounting, billing, analyzing revenues, and providing management reporting information. They have access to Subscribers' real-time and historical ~~post-trade~~order and execution information and data.

- US Executive Management: Certain US executive management personnel have access to information for oversight purposes, including real-time and historical ATS information.

- Operations: Operations personnel support the Firm's middle and back office processes for clearance and settlement and related activities and have access to Subscribers' real time intra-day, post-trade, and historical execution information for clearing, settlement, and regulatory reporting purposes.

- Core Operations: Core Operations are technical personnel who have access to the Firm's and its Affiliates' trading infrastructure, which includes POSIT, to monitor the functionality, health, and wellness of the Firm's trading infrastructure and take action as necessary to maintain the systems and manage issues. They have access to Subscribers' real-time and historical order and execution information. This group supports all trading infrastructure and applications for the Firm.

- Software Developers: Software Developers have access to the Firm's and its Affiliates' trading infrastructure, which includes POSIT, to maintain and enhance the software for the Firm's trading applications. They have access to Subscribers' real-time and historical order and execution information. This group supports all trading infrastructure and applications for the Firm.

- Product Management: Product Management are personnel who manage the day-to-day business activities for products such as POSIT, the algorithms the Firm provides to clients, and other trading-related applications VAL and its Affiliates provide to clients. These personnel monitor the trading applications, enhance their product features, and create new features. Product Management compile and analyze statistics and metrics related to the ATS and other electronic products and services. Product Management works with Software Developers, and in some instances are also Software Developers themselves. The Product Manager responsible for supervising POSIT is also the Product Manager responsible for supervising VAL's other ATS, MatchIt, and also provides support to both VAL's Affiliates' execution services applications. Product Management have access to Subscribers' real-time and historical order and execution information.

- Relationship Management: Relationship Management personnel are responsible for managing the Firm's relationship with its clients, including clients who are Direct Subscribers of the ATS, and for cross-selling the Firm's other products and services. They have access to historical order and execution information.

- Sales and/or Trading personnel: To the extent Sales or Trading personnel are responsible for handling an order, a portion of which is directed to POSIT as a child order, such personnel would have real time access to such child order and any of its executions in POSIT analogous to the access they would have to information about orders and executions that were directed to external market centers in order to monitor executions and provide order-related services.

- POSIT Alert ("Alert") Sales and Coverage: The Firm offers an application called Alert that is a conditional order application which resides outside of the POSIT Matching engine and which transmit orders to the Alert Crossing Session to consummate trades. See Part III, Item 9 and 11 for further descriptions of Alert and the Alert Crossing Session. Alert Sales and Coverage personnel are responsible for the sales and day-to-day coverage of Alert. Alert Sales and Coverage personnel have access to a front end application called Phoenix, which displays real-time order and execution information of Alert participants. See, Part III, Item 9 for further discussion about Alert. This group can access Alert participants' real-time and historical order and execution information, but do not have access to any real-time or historical order and execution information in POSIT's matching engines for the Continuous Crossing Session.

- Analytics Personnel: Analytics Personnel provide transaction cost analysis data and consultancy to institutional investors. This group is separate from the business units of the broker dealer operator that enter or direct the entry of orders and trading interest into POSIT, as defined in Part II, Item 1(a). The Firm offers a product called the Analytics Portal ("the Portal") that provides pre-trade, real-time and post-trade analytics to the Firm's clients. In order to enable and support client trade reporting in the Portal, Analytics personnel have access to real-time order and execution information for Alert participants. This group can access Alert participants' real-time and historical order and execution information, but do not have access to any real-time or historical order and execution information in POSIT's matching engines for the Continuous Crossing Session. See Part III, Item 9 for further discussion about Alert.